UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

CRACKER BARREL OLD COUNTRY STORE, INC.
(Name of Registrant as Specified in Its Charter)

BIGLARI CAPITAL CORP. THE LION FUND II, L.P. STEAK N SHAKE OPERATIONS, INC. SARDAR BIGLARI PHILIP L. COOLEY
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 2, 2013

BIGLARI CAPITAL CORP.
17802 IH 10 WEST, SUITE 400
SAN ANTONIO, TEXAS 78257
TELEPHONE (210) 344-3400
FAX (210) 344-3411

___________ __, 2013

Dear Fellow Shareholder:

Biglari Capital Corp. (“Biglari Capital”) and the other participants in this solicitation (collectively, “Biglari,” “our,” or “we”) are the beneficial owners of an aggregate of 4,737,794 shares of common stock of Cracker Barrel Old Country Store, Inc. (“Cracker Barrel” or the “Company”), thereby representing approximately 19.8% of the Company’s outstanding shares of common stock. No other shareholder, board member, or officer comes close to matching our ownership. We are convinced that because of our financial incentives along with our expertise in the restaurant industry, our presence on the Board would result in better long-term value. Thus, we are seeking your support at the annual meeting of shareholders (the “Annual Meeting”) scheduled to be held on November 13, 2013 at 10:00 a.m. Central Time at 305 Hartmann Drive, Lebanon, Tennessee 37087, for the following purposes:

1.	To elect our director nominees, Sardar Biglari and Philip L. Cooley, to the Board of Directors of Cracker Barrel in opposition to two of the Company’s incumbent directors

2.	To conduct an advisory vote on executive compensation, often referred to as a “say on pay”

3.	To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for its 2014 fiscal year

4.	To consider and vote upon a shareholder proposal by The Humane Society of the United States, if it is properly presented at the Annual Meeting

5.	To conduct an advisory vote on a proposal made by Biglari that the Board declare and the Company pay a special cash dividend of $20.00 per share to all shareholders

6.	To transact any other business that may properly be raised before the Annual Meeting or any adjournment(s) thereof

We are seeking two seats on the Company’s Board of Directors.  The Board is currently composed of 10 directors, one of whom is not standing for re-election at the Annual Meeting.

We are not seeking control of the Board of Directors. With only two Board seats we cannot control the Board, and any claim to the contrary would be entirely false and misleading. As the largest shareholder of the Company, we will represent all shareholders. We have one and only one agenda: to make money. In doing so, our moneymaking would be in direct proportion to that of all other Cracker Barrel stockholders who invest for the same period as we do. You should note, however, that even if we are elected, we would represent a minority of the members of the Board, and therefore one cannot be assured that we will be able to enhance shareholder value.

We are soliciting proxies to elect not only our director nominees but also the candidates who have been nominated by the Company other than _______________ and _______________.  This process enables shareholders the ability to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of the Company’s nominees, added to other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our nominees are elected.

Additionally, shareholders have the opportunity to cast an advisory vote for the Board to declare a special cash dividend of $20.00 per share to all shareholders. For months, we have called upon the Board to pay a special dividend, but the Board has resisted our overtures. You should be aware that the Board proposed to purchase our shares, an offer that at the time would have cost the Company nearly $13 per share. Since then the Company has accrued more earnings, reducing its net debt position by over $2 per share. Rather, we have been willing to forgo receiving cash for our own benefit and instead have proposed a cash payment to benefit all stockholders. This advisory vote will provide you the opportunity to inform the Board that you want to receive an immediate and substantial return of your capital.

We urge you to consider carefully the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the shareholders on or about _____________, 2013.

You must be very careful not to sign the Company’s White proxy card if you want to vote for our nominees.  To vote for Messrs. Biglari and Cooley, you will find it imperative to disregard all White proxy cards. If you have already voted the White proxy card furnished by the Company, you may exercise your right to change your vote by signing, dating and returning a GOLD proxy card at a later date or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Alliance Advisors LLC, which is assisting us. Its address and toll-free number are listed on the following page to offer you help in casting your vote.

Your support is very important.

Sincerely,

Sardar Biglari

YOUR VOTE IS IMPORTANT

Please mark, sign and date your GOLD proxy card and return it promptly in the enclosed envelope, whether or not you plan to attend the meeting. If you own shares in a brokerage account, your broker cannot vote your shares without your instructions. Therefore, it is imperative that you exercise your right as a shareholder and vote the GOLD card.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Biglari’s proxy materials, please call
Alliance Advisors LLC at the phone numbers listed below.

ALLIANCE ADVISORS LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Banks and Brokers Call Collect:  (973) 873-7721

Shareholders Call TOLL-FREE: (855) 976-3332

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 2, 2013

ANNUAL MEETING OF SHAREHOLDERS

OF

CRACKER BARREL OLD COUNTRY STORE, INC.

_________________________

PROXY STATEMENT

OF

BIGLARI CAPITAL CORP.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This Proxy Statement and the enclosed GOLD proxy card are being furnished by Biglari Capital Corp. (“Biglari Capital”), The Lion Fund II, L.P. (the “Lion Fund II”), Steak n Shake Operations, Inc. (“Steak n Shake”), Sardar Biglari and Philip L. Cooley (collectively, “Biglari,” “our” or “we”), the largest shareholder of Cracker Barrel Old Country Store, Inc., a Tennessee corporation (“Cracker Barrel” or the “Company”).  We are writing to seek your support for the election of our director nominees to the Board of Directors of the Company (the “Board”), and for the approval of an advisory proposal for the Company to pay a special cash dividend of $20.00 per share to all shareholders, at the annual meeting of shareholders scheduled to be held on November 13, 2013 at 10:00 a.m. Central Time at 305 Hartmann Drive, Lebanon, Tennessee 37087, (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting” or the “2013 Annual Meeting”).  This proxy statement (the “Proxy Statement”) and the enclosed GOLD proxy card are first being furnished to shareholders on or about ___________, 2013.

This Proxy Statement and the enclosed GOLD proxy card are being furnished to shareholders of Cracker Barrel by Biglari in connection with the solicitation of proxies from Cracker Barrel shareholders for the following purposes:

1.
To elect our director nominees, Sardar Biglari and Philip L. Cooley (each, a “Nominee” and, together, the “Nominees”), to the Board of Directors of Cracker Barrel in opposition to two of the Company’s incumbent directors whose terms expire at the Annual Meeting

2.	To conduct an advisory vote on executive compensation, often referred to as a “say on pay” (the “Say on Pay Proposal”)

3.	To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for its 2014 fiscal year

4.	To consider and vote upon a shareholder proposal by The Humane Society of the United States, if it is properly presented at the Annual Meeting

5.	To conduct an advisory vote on a proposal made by Biglari that the Board declare and the Company pay a special cash dividend of $20.00 per share to all shareholders (the “Special Dividend Proposal”)

6.	To transact any other business that may properly be raised before the Annual Meeting or any adjournment(s) thereof

This Proxy Statement is soliciting proxies to elect not only our Nominees, but also the candidates who have been nominated by the Company other than ___________ and ___________.  This gives shareholders who wish to vote for our Nominees the ability to vote for a full slate of directors.

The Company has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as September 23, 2013 (the “Record Date”).  The mailing address of the principal executive offices of the Company is 305 Hartmann Drive, Lebanon, Tennessee 37087.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 23,885,495 shares of common stock, $0.01 par value per share (the “Shares”), outstanding and entitled to vote at the Annual Meeting.  As of the Record Date, Biglari beneficially owned an aggregate of 4,737,794 Shares, which represents approximately 19.8% of the Shares outstanding (based on the Company’s proxy statement). We intend to vote such Shares (i) FOR the election of the Nominees to the Board; (ii) AGAINST the Say on Pay Proposal; (iii) FOR the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for its 2014 fiscal year; (iv) ABSTAIN on the shareholder proposal; and (v) FOR the Special Dividend Proposal.  As a result of the inclusion of the Special Dividend Proposal at the Annual Meeting, Biglari is no longer soliciting consents to request a special meeting.

THIS SOLICITATION IS BEING MADE BY BIGLARI AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES AND THE SPECIAL DIVIDEND PROPOSAL, AND AGAINST THE SAY ON PAY PROPOSAL.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY THE COMPANY’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT, INCLUDING THE ELECTION OF BIGLARI’S NOMINEES AND THE SPECIAL DIVIDEND PROPOSAL, BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO BIGLARI, C/O ALLIANCE ADVISORS LLC, WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting

This Proxy Statement and GOLD proxy card are available at
www.enhancecrackerbarrel.com/proxy

IMPORTANT

Your vote is important, no matter how many Shares you own.  We urge you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of our Nominees and FOR the Special Dividend Proposal.

•	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it today to Biglari, c/o Alliance Advisors LLC, in the enclosed envelope.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or through the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any White proxy card you receive from the Company.  Even if you return the White proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any GOLD proxy card you may have previously sent to us.  The last card you submit must be the GOLD proxy card.  Remember, you can vote for our independent Nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

Please call Alliance Advisors LLC if you need assistance in voting your GOLD card:

ALLIANCE ADVISORS LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Banks and Brokers Call Collect:  (973) 873-7721

Shareholders Call TOLL-FREE: (855) 976-3332

BACKGROUND OF THE SOLICITATION

At the Company’s 2011 and 2012 annual meetings of shareholders, Biglari previously had nominated individuals for election to the Board. The following is a chronology of events leading up to the proxy solicitation related to the 2013 Annual Meeting:

•
On November 30, 2012, a telephone conference was held among Sardar Biglari, Chairman and Chief Executive Officer of Biglari Holdings Inc. and Biglari Capital; Sandra B. Cochran, President and Chief Executive Officer of the Company; and James W. Bradford, Chairman of the Board of the Company. Ms. Cochran and Mr. Bradford conveyed to Mr. Biglari the Company’s interest in exploring a buyback of all of the Shares owned by Biglari and its affiliates.  Mr. Biglari subsequently replied that Biglari was not interested in a share repurchase not offered to all other Cracker Barrel shareholders.

•
On February 13, 2013, during a telephone conference among Mr. Biglari, Ms. Cochran and Mr. Bradford, the Cracker Barrel representatives reiterated the Company’s willingness to explore a repurchase of all of the Shares owned by Biglari and its affiliates.  Mr. Biglari restated his position on this matter and urged the Company instead either to tender for 20% of the outstanding Shares or to issue a one-time special dividend to all shareholders.  Later that same day, Biglari received a written offer from the Company, authorized by the Board, for the buyback of all of the 4,737,794 Shares then owned by Biglari and its affiliates at market price (subject to any adjustments that may be required by applicable Tennessee law).

•
On February 14, 2013, Mr. Biglari sent a letter to the Cracker Barrel Board stating that he was not interested in a share repurchase that is not offered to all other Cracker Barrel shareholders.  The letter continued that, since Cracker Barrel has the capability of purchasing Biglari’s nearly 20% stake, then worth over $300 million, Mr. Biglari had two recommendations to the Board: (1) tender for 20% of the Company’s outstanding Shares or (2) issue a one-time special dividend of $300 million. Mr. Biglari contended that shareholders deserve a rational capital allocation strategy, one that benefits everyone proportionally.  Mr. Biglari stated that it was his desire to see management succeed because of his investment in the Company. Mr. Biglari concluded that he and Dr. Cooley remained ready to offer their services to work with the Board productively and to discuss ways to augment shareholder value.

•
On March 6, 2013, Mr. Biglari and Philip L. Cooley, Vice Chairman of the Board of Biglari Holdings Inc., held a telephone conference with Mr. Bradford and Ms. Cochran in which Mr. Biglari proposed that Cracker Barrel pay a one-time special dividend of $15.00 per Share to all shareholders of the Company. Mr. Biglari provided the rationale for the Board’s adjusting the capital structure to return a substantial amount of cash to Cracker Barrel’s shareholders.

•	On March 25, 2013, Mr. Biglari received a voice message from Mr. Bradford in which Mr. Bradford specified he would place before the Board Mr. Biglari’s $15.00 per Share special dividend proposal.

•
On May 16, 2013, Messrs. Biglari and Cooley held a telephone conference with Mr. Bradford and Ms. Cochran.  Mr. Biglari inquired about the status of the Board’s review of the proposed special dividend. Mr. Bradford replied that the Board had not met to discuss the matter. Mr. Biglari urged the Company to reach a swift resolution of this matter for the benefit of all shareholders. Mr. Biglari asserted that in the absence of a decision on the special dividend, he would use all means to advance the concept of a special dividend.

•
On August 16, 2013, the Lion Fund II delivered a letter to the Corporate Secretary of the Company nominating Sardar Biglari and Philip L. Cooley as possible Board members elected by the shareholders of the Company at the Annual Meeting.

•
On September 16, 2013, Biglari Capital issued a letter to Mr. Bradford calling for the Board to declare a special cash dividend of $20.00 per Share to all shareholders of the Company.  On September 17, 2013, Biglari Capital filed with the SEC a preliminary solicitation statement to request that the Company call a special meeting of shareholders to approve a non-binding proposal for the Board to pay the special dividend.

•
On September 24, 2013, during a telephone conference among Mr. Biglari, Ms. Cochran and Mr. Bradford, Mr. Biglari offered to withdraw Biglari’s solicitation for a special meeting as well as withdraw Biglari’s nomination of the Nominees for two Board seats at the Annual Meeting if Cracker Barrel would pay a $20.00 per Share special dividend to all shareholders. Following this conversation, Mr. Biglari delivered his offer in writing to Mr. Bradford.

•
On September 26, 2013, Mr. Bradford informed Mr. Biglari that the Board had determined to reject Mr. Biglari’s offer and thus would not pay a special dividend to shareholders. Mr. Bradford advised that the Company would submit Biglari’s Special Dividend Proposal to an advisory vote of shareholders at the Annual Meeting.

REASONS FOR 2 BOARD SEATS OUT OF 9

We are the largest investor in Cracker Barrel. Our ownership, through related entities, approximates 20% of the Company, valued in the market at about $500 million. No other shareholder, board member, or officer comes close to matching our ownership. Incontrovertibly, our incentive for value creation exceeds that of the collective Board.

We have one and only one agenda: to make money. In doing so, our moneymaking would be in direct proportion to that of all other Cracker Barrel stockholders who invest for the same period as we do. So far, we have made about a quarter of a billion dollars in our Cracker Barrel position. We have pushed the Board and management, inter alia, to return more capital to shareholders along with pursuing value-enhancing initiatives, e.g., licensing. But that’s not enough; we want more. If we were confident in the Board’s ability to foster sustainable, long-term value, we would simply sit back and enjoy more gains. But it is quite clear that Cracker Barrel needs our help. Cracker Barrel is an A+ brand that, in our view, has not achieved an A+ performance because the Board lacks entrepreneurial talent. It also lacks Board members who have placed a significant part of their net worth in the Company’s stock.

We find the Board’s approach to us, as holders of 20% of the Company’s stock, to be disruptive. With such a large ownership of the Company, the Board should not resist our representing our interest on the Board, an interest fully aligned with that of all other stockholders. Simply sharing our ideas from the outside is inefficient and disruptive; in other words, it would not be in the best interest of shareholders. We believe every stockholder would be better served if we were able to deliberate our ideas from inside the boardroom rather than from outside the boardroom. Yet the Company has refused to add our Nominees to the Board despite our prior requests to join the Board and work constructively with the other directors to enhance value.  Because we are forced to share ideas publicly to advance change, we are forced into proxy contests.

For the past several months we have shared one principal idea, centered on capital allocation. Nonetheless, the Board has stubbornly refused to be responsive. We have requested the payment to all shareholders of a special dividend. Yet because of the Board’s stonewalling of our ideas, we are compelled to take the matter to shareholders. (There is more disruption vetting out such issues publicly than sitting in the boardroom to mull over them privately.)

Twice in the past year Cracker Barrel has offered to purchase all Shares owned by Biglari Holdings Inc. and its affiliates, a transaction that would have resulted in a purchase price of approximately $305 million at the time the offer was made.  We did not accept the offer but did counter the Board with the idea that it should either buy back stock or pay a dividend to all shareholders with the funds it planned to use to purchase our stock. We do not believe the Board has a valid counterargument to deny us owners this dividend. After all, if the Company can buy our Shares, it certainly has the money to issue a special dividend to all shareholders. With $305 million, Cracker Barrel could have paid nearly a $13 per Share special dividend that would have benefited all shareholders proportionately.

As of February 1, 2013, just prior to the Company’s last offer to repurchase our Shares, Cracker Barrel had $186.1 million of cash and cash equivalents and $518.8 million of long-term debt on its balance sheet.  Since that time, long-term debt has been reduced to $400 million.  (The debt had stood at over $900 million several years ago.)  Moreover, Cracker Barrel continues to generate cash in excess of what is required to maintain its business, thus enabling the Company to replenish its cash and equivalents position to $121.7 million as of August 2, 2013.  Based on the number of Shares outstanding on the Record Date, a $20 per Share special dividend would require total funds of approximately $476 million.

Cracker Barrel has effectively indicated publicly that the Board is comfortable in adding debt to the Company’s balance sheet with a proposal to purchase our Shares. It is clear that Cracker Barrel’s credit facility would have required an amendment to permit the repurchase of our Shares.  Surely, Cracker Barrel would not have made its offer to us if such an amendment were not readily obtainable.  We are confident that, in view of Cracker Barrel’s continued influx of cash from operations and reduced debt, as well as the continued presence of favorable credit conditions, a similar accommodation by Cracker Barrel’s lender of the magnitude we have proposed could be created for the benefit of all shareholders. We think shareholders would welcome an ample return of their capital.

Our Nominees talked with Chairman of the Board Jim Bradford, and Sandy Cochran, Chief Executive Officer, over the course of several months about issuing a special dividend. The Nominees were told it would be reviewed by the Board but ultimately the Nominees did not get a straight answer on why our counterproposal had not yet been implemented.

We are seeking to get on the Board to explore such capital allocation ideas that could benefit all stockholders. We have been long-term owners.  We see no legitimate business reason to deny us a minority position on the Board, and no court has found any legal impediment or anti-competition concerns in our serving as directors. So long as we are significant holders of the stock and we believe we can help improve the value of the Company, we will pursue Board seats. We think it is time to end the Board’s continuing resistance. In fact, the Board has even had to shift its argument for rejecting us since we first invested in the Company. For instance, we advocated for licensing its products in grocery stores; the Board initially rejected our idea only to accept it after the Board prevailed in that year’s proxy contest. Furthermore, we were accused of being short-term investors, yet we have now owned the stock for several years and have not sold a single share since becoming significant holders. The Board has now abandoned this argument. Needless to say, our aim is not to do a tit-for-tat: Our aim is to make a maximum return on investment. We strongly believe that can be best achieved if we were on the Board.

While we have no intention of relenting in our quest or of relinquishing our position, we require the support of like-minded stockholders, who in our view are akin to partners. In our April 19, 2012 letter to shareholders, we pledged not to sell any Shares unless we first issued a press release a minimum of two weeks in advance. But if our partners do not support us by voting our Nominees in as directors at the Annual Meeting, then our pledge will expire at the Annual Meeting, providing us with flexibility with our investment in the Company.

Bottom line: We have a significant financial incentive to add value. Your vote to elect our Nominees can put an end to what has become an endless contest to join the Board. If elected, we would be Board members with significant ownership interests, possessing substantial restaurant, leadership, and financial experience. We are patently focused on gaining the utmost value for all shareholders through rational capital allocation strategies. Our allegiance is to you, the stockholder. We strongly believe that the value of the Company would be enhanced by our participating on the Board. We urge you to vote only the GOLD proxy card.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of 10 directors.  According to the Company’s proxy statement, one of the 10 directors will not stand for re-election at the Annual Meeting and will resign prior to the Annual Meeting, and the size of the Board will be set at nine directors at that time.

For the reasons stated above, we are seeking your support at the Annual Meeting to elect our Nominees, in opposition to two of the Company’s nominees for director, ____________ and _____________.  Your vote to elect our Nominees will have the legal effect of replacing two incumbent directors of the Company with our Nominees.  If elected, our Nominees will represent a minority of the members of the Board, approximately 22% (2 of 9 members), and therefore it is not guaranteed that they will be able to enhance shareholder value.

THE NOMINEES

Biglari has nominated two highly qualified Nominees, who, if elected, will exercise their independent judgment in accordance within their fiduciary duties as directors in all matters that come before the Board.  If elected, they will work consistently with their fiduciary duties as directors.  The Nominees would seek to work with the other members of the Board to take those steps that they deem necessary or advisable to unlock the Company’s inherent value.

The Nominees’ nomination was made in a timely manner and in compliance with the provisions of the Company’s governing instruments.  Plainly, we are permitted to nominate the Nominees pursuant to Article 6 of the Bylaws of the Company (the “Bylaws”).

Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, employments and directorships for the past five years of the Nominees.  This information also includes the specific experience, qualifications, attributes and skills of the Nominees that led us to conclude that the Nominees should serve as directors of the Company.  This information has been furnished to us by the Nominees.  The Nominees are citizens of the United States of America.

Sardar Biglari (Age 36) has served as a director since March 2008, Chairman since June 2008, and Chief Executive Officer since August 2008 of Biglari Holdings Inc. (“Biglari Holdings”), a New York Stock Exchange-listed diversified holding company engaged in a number of business activities.  Its most important operating subsidiaries are involved in the franchising and operating of restaurants.  All major operating, investment, and capital allocation decisions are made for Biglari Holdings by Mr. Biglari.  Mr. Biglari has also served as Chairman and Chief Executive Officer of Biglari Capital, general partner of both The Lion Fund, L.P. (the “Lion Fund I”) and the Lion Fund II (collectively, the “Lion Fund”), private investment funds, since its inception in 2000.  He has also served as a director since December 2005, Chairman since March 2006, and Chief Executive Officer and President since May 2007 of Western Sizzlin Corporation (“Western”), a formerly-NASDAQ-listed diversified holding company, acquired by Biglari Holdings in March 2010.  Since August 2011, Mr. Biglari has also served as a director of CCA Industries, Inc., a manufacturer and marketer of health and beauty aids (“CCA Industries”). Mr. Biglari’s principal business address is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257.

Director Qualifications:

•
Leadership Experience — Chairman and Chief Executive Officer of Biglari Holdings; Chairman and Chief Executive Officer of Steak n Shake; Chairman and Chief Executive Officer of Western; Chairman and Chief Executive Officer of Biglari Capital, the general partner of the Lion Fund I and the Lion Fund II; and director of CCA Industries.

•	Financial Experience — Extensive track record of allocating capital for both Biglari Holdings and funds managed by Biglari Capital.
•	Industry Experience — Robust, deep-rooted understanding of the restaurant industry and turnaround experience.

Philip L. Cooley (age 69) has served as a director since March 2008 and Vice Chairman since April 2009 of Biglari Holdings.  Dr. Cooley was the Prassel Distinguished Professor of Business at Trinity University, San Antonio, Texas, from 1985 until his retirement in May 2012.  Dr. Cooley has served as an advisory director of Biglari Capital since 2000 and as Vice Chairman and a director of Western from March 2006 and December 2005, respectively, until its acquisition by Biglari Holdings in March 2010.  Since August 2011, Dr. Cooley has also served as a director of CCA Industries.  Dr. Cooley is past president of the Eastern Finance Association, and serves on its board, and of the Southern Finance Association. He also serves on the board of the Consumer Credit Counseling Service of Greater San Antonio. Dr. Cooley’s principal business address is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257.

Director Qualifications:

•	Leadership Experience — Vice Chairman of Biglari Holdings; former Vice Chairman of Western; and director of CCA Industries.
•
Financial Experience — Prassel Distinguished Professor of Business at Trinity University, San Antonio, Texas for 27 years.  Author of more than 60 articles on financial topics, his work has appeared in the Journal of Finance, Journal of Business and others. He also has authored several books on finance.

•	Industry Experience — Robust, deep-rooted understanding of the restaurant industry and turnaround experience through his service as Vice Chairman of each of Biglari Holdings and Western.

As of the date hereof, neither Nominee directly owns any Shares.  The Nominees, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to own beneficially an aggregate of 4,737,794 Shares owned directly by other members of the group.  Each of the Nominees specifically disclaims beneficial ownership of such Shares that he does not directly own.  For information regarding purchases and sales of Shares during the past two years by the other members of the group that may be deemed to be beneficially owned by the Nominees, see Schedule II.

If elected as a director of the Company, each of the Nominees would be an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.

On August 16, 2013, Biglari Capital, the Lion Fund II, Steak n Shake and the Nominees entered into a Joint Filing and Solicitation Agreement in which, among other things, (i) on behalf of all of the aforesaid parties, they agreed to the joint filing of statements on Schedule 13D with respect to the securities of the Company, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting, and (iii) Biglari Capital agreed to bear all expenses incurred in connection with the activities of the joint filing participants, subject to certain limitations. Expenses related to proxy and consent solicitations conducted by Biglari will be paid by Biglari Holdings pursuant to the terms of the Shared Services Agreement, dated as of July 1, 2013, between Biglari Holdings and Biglari Capital.  As a result of the inclusion of the Special Dividend Proposal at the Annual Meeting, Biglari is no longer soliciting consents to request a special meeting.

The Nominees will not receive any compensation from any member of Biglari for their service as directors of the Company. Other than as stated herein, there are no arrangements or understandings among any of the members of Biglari and the Nominees or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by the Nominees to be named in this Proxy Statement and to serve as directors of the Company if elected as such at the Annual Meeting.

Certainly, we do not expect that the Nominees will be unable to stand for election, but, in the unforeseen event either of the Nominees is incapable of serving or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be cast for substitute nominee(s), if the unforeseen eventuality is not prohibited under the Bylaws and applicable legalities.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or verbalizes any other action that has, or if consummated would have, disqualified the Nominee(s), of course to the extent this action is not prohibited under the Bylaws and applicable law.  In any such case, the Shares represented by the enclosed GOLD proxy card will be voted in favor of substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent that opting for this action is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing number, or above its contemplated size at the conclusion of the Annual Meeting, or enlarges the number of directors whose terms expire at the Annual Meeting.  Additional nomination(s) made pursuant to the preceding sentence should be without prejudice to the position of Biglari that any attempt by the Company to increase the size of the Board, or to classify, reconstitute or reconfigure the Board, would constitute unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

THE COMPANY’S SAY ON PAY PROPOSAL

As discussed in further detail in Cracker Barrel’s proxy statement, shareholders have the opportunity, on an advisory basis, to vote on the compensation of the Company’s named executive officers.  This is often referred to as a “say on pay,” which provides shareholders with the ability to cast a vote about the Company’s 2013 executive compensation programs as well as policies and the compensation paid to the named executive officers as disclosed in the Company’s proxy statement through the following resolution:

“RESOLVED, that the Company’s shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company’s proxy statement for the Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the 2013 Summary Compensation Table and the other related tables and disclosure.”

We believe in linking managerial achievement to compensation. But we believe such logical ideas can best be done from inside the boardroom. We oppose the current compensation for its implicit lack of a proper linkage between operating performance and compensation.  We believe operating income per store, rather than the Company’s interpretation of return on invested capital (ROIC), is the metric that more accurately reflects the Company’s underlying performance and long-term financial health.  While ROIC has increased under the Company’s formulation, operating income per store has declined from $462,000 in fiscal 1998 to $323,000 in fiscal 2013.  Therefore, we recommend that you vote AGAINST say on pay. We feel secure that an AGAINST vote would send the right message to the Board so it continues to improve its compensation system.

YOU ARE URGED TO VOTE “AGAINST” THE SAY ON PAY PROPOSAL ON THE ENCLOSED GOLD PROXY CARD

PROPOSAL NO. 3

THE COMPANY’S PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the 2014 fiscal year and is proposing that shareholders ratify such appointment.  The Company is submitting the appointment of Deloitte & Touche LLP for ratification of the shareholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2014 FISCAL YEAR AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL

PROPOSAL NO. 4

SHAREHOLDER PROPOSAL REGARDING CERTAIN ANIMAL WELFARE POLICIES OF THE COMPANY

As discussed in further detail in the Company’s proxy statement, the Company has been advised that The Humane Society of the United States intends to present a resolution for approval at the Annual Meeting.  The full text of the resolution and supporting statement are included in the Company’s proxy statement.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL OF THE SHAREHOLDER PROPOSAL AND INTEND TO ABSTAIN ON THIS PROPOSAL

PROPOSAL NO. 5

SPECIAL DIVIDEND PROPOSAL

Shareholders have the opportunity to cast an advisory, non-binding vote on Biglari’s proposal for the Board to declare and the Company to pay a special cash dividend of $20.00 per Share to all shareholders.  Biglari believes that a special cash dividend would represent a judicious use of the Company’s excess cash, result in an appropriate degree of leverage for the Company, and create immediate and substantial value for the benefit of all shareholders.  You should be aware that the Company offered to purchase all of Biglari’s Shares, a transaction that would have resulted in a purchase price of approximately $305 million at the time the offer was made. With these funds alone, Cracker Barrel could have paid nearly a $13 per Share special dividend that would have benefited all shareholders proportionately. Since that time the Company reduced its net debt (long-term debt minus cash) by over $2 per Share.  Moreover, management expects to generate significant free cash flow in fiscal 2014.  Taken together, Biglari believes that the Company can pay a $20 per Share special dividend. For the reasons set forth above and under “Reasons for 2 Board Seats out of 9,” we strongly recommend that you vote “FOR” the Special Dividend Proposal.

YOU ARE URGED TO VOTE “FOR” THE SPECIAL DIVIDEND PROPOSAL ON THE ENCLOSED GOLD PROXY CARD

17

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Shareholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell their Shares after the Record Date.  Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, FOR the candidates who have been nominated by the Company other than _____________ and ______________, AGAINST the Say on Pay Proposal, FOR the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the 2014 fiscal year, ABSTAIN on the shareholder proposal, FOR the Special Dividend Proposal, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.  As a result of the inclusion of the Special Dividend Proposal at the Annual Meeting, Biglari is no longer soliciting consents to request a special meeting.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate nine candidates for election as directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect not only our Nominees, but also the candidates who have been nominated by the Company other than _____________ and ______________.  This gives shareholders who wish to vote for our Nominees and such other persons the ability to do so.  Under applicable proxy rules we are required either to solicit proxies only for our Nominees, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our Nominees and for fewer than all of the Company’s nominees, which enables a shareholder who desires to vote for our Nominees to also vote for those of the Company’s nominees for whom we are soliciting proxies.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our Nominees are elected.

QUORUM; DISCRETIONARY VOTING

In order to constitute a quorum with respect to each matter to be presented at the Annual Meeting, a majority of the outstanding Shares as of the Record Date must be present at the Annual Meeting either in person or by proxy.  If you vote, your Shares will be part of the quorum.  Abstentions and broker non-votes will count as Shares that are present for the purpose of establishing a quorum, but will not be counted as votes cast either in favor of or against a particular proposal.  A “broker non-vote” is a proxy submitted by a bank, broker or other custodian that does not indicate a vote for some of the proposals because the broker does not have or does not exercise discretionary voting authority on certain types of proposals and has not received instructions from its client as to how to vote on those proposals.

There are no “routine” matters for purposes of the Annual Meeting.  Brokers cannot vote on their customers’ behalf on “non-routine” proposals.  If you hold your Shares in street name and do not provide voting instructions to your bank, broker, or other custodian, your Shares will not be voted on any proposal on which your broker does not have or does not exercise discretionary authority to vote, including any non-routine matter for which you do not provide voting instructions.  A broker non-vote on any of the proposals presented at the Annual Meeting will have no effect on the outcome of the proposal.

VOTES REQUIRED

Election of directors.  According to the Company’s proxy statement, directors are elected by a plurality vote.  As a result, the nine director nominees receiving the highest number of FOR votes will be elected as directors.  A shareholder who abstains with respect to this proposal will have no effect on the outcome of the vote for the election of directors.

Say on Pay Proposal.  According to the Company’s proxy statement, with respect to the Say on Pay Proposal, in order to be approved, the number of Shares voted for this proposal must exceed the number of Shares voted against this proposal.  A shareholder who abstains with respect to this proposal will have no effect on the outcome of the vote for this proposal.

Ratification of the appointment of Deloitte & Touche LLP.  According to the Company’s proxy statement, with respect to the ratification of the appointment of Deloitte & Touche LLP, in order to be approved, the votes cast FOR this proposal must exceed the votes cast AGAINST this proposal.  A shareholder who abstains with respect to this proposal will have no effect on the outcome of the vote for this proposal.

Shareholder proposal by The Humane Society of the United States.  According to the Company’s proxy statement, with respect to the shareholder proposal, in order to be approved, the number of Shares voted FOR this proposal must exceed the number of Shares voted AGAINST this proposal.  A shareholder who abstains with respect to this proposal will have no effect on the outcome of the vote for this proposal.

Special Dividend Proposal.  According to the Company’s proxy statement, with respect to the Special Dividend Proposal, in order to be approved, the votes cast FOR this proposal must exceed the votes cast AGAINST this proposal.  A shareholder who abstains with respect to this proposal will have no effect on the outcome of the vote for this proposal.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Biglari in care of Alliance Advisors LLC at the address set forth on the back cover of this Proxy Statement or to the Cracker Barrel at 305 Hartmann Drive, Lebanon, Tennessee 37087, Attention: Corporate Secretary, or any other address provided by Cracker Barrel.  Although a revocation is effective if delivered to Cracker Barrel, Biglari requests that either the original or photostatic copies of all revocations be mailed to Biglari in care of Alliance Advisors LLC at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, Alliance Advisors LLC may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees and the approval of the Special Dividend Proposal.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, FOR THE SPECIAL DIVIDEND PROPOSAL, AND AGAINST THE SAY ON PAY PROPOSAL, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Biglari.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Biglari Capital has entered into an agreement with Alliance Advisors LLC (“Alliance Advisors”) for solicitation and advisory services in connection with this solicitation, for which Alliance Advisors will receive a fee not to exceed $55,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Alliance Advisors will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Biglari Capital has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  Biglari Capital will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Alliance Advisors will employ approximately 25 persons to solicit Cracker Barrel shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Biglari Capital.  Costs of this solicitation of proxies are currently estimated to be approximately $________.  Biglari Capital estimates that through the date hereof, its expenses in connection with this solicitation are approximately $150,000.  Biglari Capital intends to seek reimbursement from the Company of all expenses it incurs in connection with the solicitation of proxies.  Biglari Capital does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

OTHER PARTICIPANT INFORMATION

The participants in this proxy solicitation are Biglari Capital, the Lion Fund II, Steak n Shake, Sardar Biglari, Philip L. Cooley and Steak n Shake’s director and executive officers listed on Schedule I.  The principal business of Biglari Capital, which is wholly owned by Mr. Biglari, is serving as the general partner of the Lion Fund I and the Lion Fund II.  The principal business of the Lion Fund II is purchasing, holding and selling securities for investment purposes.  The principal business of Steak n Shake is the ownership, operation, and franchising of Steak n Shake restaurants.  The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of Biglari Holdings, Biglari Capital and Steak n Shake. Philip L. Cooley serves as Vice Chairman of the Board of Directors of Biglari Holdings. The principal business address of each of Biglari Capital, the Lion Fund II, Steak n Shake, Sardar Biglari and Philip L. Cooley is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257.

See Schedule I for additional information relating to Steak n Shake’s director and executive officers who are participants in this solicitation.  No additional compensation will be paid to these individuals in connection with this solicitation.

As of the date hereof, the Lion Fund II directly owns 3,462,604 Shares and Steak n Shake directly owns 1,275,190 Shares.  By virtue of the relationships described above, each of Biglari Capital and Mr. Biglari may be deemed to beneficially own the 3,462,604 Shares directly held by the Lion Fund II and Mr. Biglari may be deemed to beneficially own the 1,275,190 Shares directly held by Steak n Shake.  As of the date hereof, none of the other participants in this solicitation directly owns any Shares.

Each participant in this solicitation, as a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 4,737,794 Shares owned in the aggregate by the participants.  Each participant in this solicitation specifically disclaims beneficial ownership of the Shares he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule II.

The Shares owned collectively by the members of Biglari are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.  No Shares held by the Lion Fund II are currently subject to any such pledge.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no participant in this solicitation holds any positions or offices with the Company; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer and (xiv) no corporations or organizations, with which any participant in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

OTHER MATTERS

Other than those discussed above, Biglari is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Biglari is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

According to the Company’s proxy statement for the Annual Meeting, if you wish to submit a proposal to be included in the Company’s proxy statement for its 2014 Annual Meeting of Shareholders, proposals must be submitted by eligible shareholders who have complied with the relevant regulations of the SEC and must be received no later than June 4, 2014.  Shareholder proposals should be mailed to Corporate Secretary, Cracker Barrel Old Country Store, Inc., 305 Hartmann Drive, Lebanon, Tennessee 37087.

In addition, according to the Company’s proxy statement for the Annual Meeting, the Company’s Bylaws contain an advance notice provision requiring that, if a shareholder wants to present a proposal (including a nomination) at its 2014 Annual Meeting of shareholders (whether or not to be included in the Company’s proxy statement), the shareholder must provide timely written notice thereof to the Secretary of the Company.  In order to be timely, the notice must be delivered to the Secretary of the Company at the principal executive offices of the Company not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the Annual Meeting.  The Company’s Bylaws set forth detailed information that must be submitted with any shareholder proposal.  In the event that the date of the 2014 Annual Meeting is more than 30 days before or more than 60 days after such anniversary date, however, notice by the shareholder must be delivered not earlier than the close of business on the 120th day prior to the date of the 2014 Annual Meeting and not later than the close of business on the later of the 90th day prior to the date of the 2014 Annual Meeting (or, if the first public announcement of the date of the 2014 Annual Meeting is less than 100 days prior to the date of such Annual Meeting, the 10th day following the date on which public announcement of the date of the 2014 Annual Meeting is first made by the Company).  In the event that a shareholder proposal intended to be presented for action at an Annual Meeting is not received timely, then the persons designated as proxies in the proxies solicited by the Board of Directors in connection with that Annual Meeting will be permitted to use their discretionary voting authority with respect to the proposal, whether or not the proposal is discussed in the proxy statement for that Annual Meeting.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2013 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by Biglari that such procedures are legal, valid or binding

 INCORPORATION BY REFERENCE

BIGLARI HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  ALTHOUGH WE DO NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT MADE BY BIGLARI HEREIN IS UNTRUE, WE DO NOT TAKE ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF STATEMENTS TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE NOT PREPARED BY OR ON OUR BEHALF, OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS THAT MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF SUCH INFORMATION.  SEE SCHEDULE III FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning Cracker Barrel contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

BIGLARI CAPITAL CORP.

[_____________], 2013

SCHEDULE I

INFORMATION CONCERNING STEAK N SHAKE’S DIRECTOR AND EXECUTIVE OFFICERS WHO ARE PARTICIPANTS IN THIS SOLICITATION

The principal occupations and business addresses of Steak n Shake’s director and executive officers who are participants in this solicitation are set forth below.

Name and Position	Present Principal Occupation	Principal Business Address

Sardar Biglari, Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Biglari Holdings, Biglari Capital and Steak n Shake	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257

Duane E. Geiger, Chief Financial Officer, Vice President, Controller and Treasurer	Interim Chief Financial Officer and Vice President of Biglari Holdings	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257

I-1

SCHEDULE II

TRANSACTIONS IN SECURITIES OF CRACKER BARREL
DURING THE PAST TWO YEARS

Class of Security	Securities Purchased/(Sold)	Date of Purchase/Sale

BIGLARI HOLDINGS INC.

Common Stock	150,030	9/27/2011
Common Stock	1,823	10/14/2011
Common Stock	118,886	01/03/2012
Common Stock	116,711	01/04/2012
Common Stock	180,100	01/05/2012
Common Stock	1,900	01/05/2012
Common Stock	160,000	01/06/2012
Common Stock	60,000	01/09/2012
Common Stock	65,000	01/10/2012
Common Stock	54,515	01/11/2012
Common Stock	1,300	01/12/2012
Common Stock	4,100	01/18/2012
Common Stock	52,500	01/23/2012
Common Stock	85,425	01/24/2012
Common Stock	14,575	01/24/2012
Common Stock	53,500	01/25/2012
Common Stock	47,407	01/26/2012
Common Stock	34,293	01/27/2012
Common Stock	62,200	02/10/2012
Common Stock	79,491	02/13/2012
Common Stock	20,000	02/14/2012
Common Stock	36,200	03/05/2012
Common Stock	47,656	03/06/2012
Common Stock	27,431	03/23/2012

Common Stock	15,300	03/28/2012
Common Stock	36,000	03/29/2012
Common Stock	37,700	03/30/2012
Common Stock	4,100	04/02/2012
Common Stock	46,000	04/04/2012
Common Stock	3,800	04/05/2012
Common Stock	65,000	04/09/2012
Common Stock	73,100	04/10/2012
Common Stock	21,488	04/16/2012
Common Stock	22,300	04/18/2012
Common Stock	7,300	05/04/2012
Common Stock	5,000	05/07/2012
Common Stock	15,000	05/08/2012
Common Stock	22,528	09/17/2012
Common Stock	4,000	09/18/2012
Common Stock	(198,741)1	09/24/2012
Common Stock	30,000	10/12/2012
Common Stock	4,000	10/15/2012
Common Stock	5,000	10/19/2012
Common Stock	13,200	10/23/2012
Common Stock	26,000	10/24/2012
Common Stock	5,800	10/26/2012
Common Stock	25,150	10/31/2012
Common Stock	3,391	11/01/2012
Common Stock	30,000	11/02/2012
Common Stock	(234,700)1	11/08/2012
Common Stock	(240,505)1	11/09/2012
Common Stock	89,910	12/11/2012
Common Stock	219,911	12/12/2012
Common Stock	194,395	12/13/2012

____________________
1 Shares transferred by Biglari Holdings Inc. to Steak n Shake at fair market value.

STEAK N SHAKE OPERATIONS, INC.

Common Stock	16,500	06/07/2012
Common Stock	2,200	06/08/2012
Common Stock	28,100	06/11/2012
Common Stock	6,200	06/13/2012
Common Stock	957	07/23/2012
Common Stock	45,087	07/24/2012
Common Stock	2,200	7/25/2012
Common Stock	198,7411	09/24/2012
Common Stock	234,7001	11/08/2012
Common Stock	240,5051	11/09/2012

____________________
1 Shares transferred by Biglari Holdings Inc. to Steak n Shake at fair market value.

Effective June 5, 2013, Biglari Holdings contributed 500,000 Shares to Steak n Shake, and effective July 1, 2013, Biglari Holdings and the Lion Fund I contributed 3,322,504 Shares and 140,100 Shares, respectively, to the Lion Fund II.  As a result, neither Biglari Holdings nor the Lion Fund I directly owns any securities of the Company.

SCHEDULE III

The following tables are reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on October 2, 2013.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth information for those who, as of September 23, 2013, were known by us to beneficially own more than 5% of our common stock. Percentage computations are based on 23,885,495 shares of our common stock outstanding as of September 23, 2013.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
The Lion Fund II, L.P. 17802 IH 10 West, Suite 400 San Antonio, Texas 78205	4,737,794	(1)	19.8%

The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania 19355	1,682,416	(2)	7.0%

(1)	Based solely on a Schedule 13D/A filed by The Lion Fund II, L.P., on September 17, 2013.

(2)	Based solely on Schedule 13F filed by The Vanguard Group, Inc. for the quarter ended June 30, 2013.

Security Ownership of Management

The following table presents information regarding the number of shares of our common stock beneficially owned, as of September 25, 2013, by each of our directors, each of our Named Executive Officers, and by our current directors and executive officers as a group. Unless otherwise noted, these persons have sole voting and investment power with respect to the shares indicated.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percent of Class

Sandra B. Cochran	121,507	*
Lawrence E. Hyatt	21,732	*
Douglas E. Barber	20,961	*
Nicholas V. Flanagan	4,873	*
Edward A. Greene	16,327	*
Thomas H. Barr	2,141	*
James W. Bradford	5,233	*
Glenn A. Davenport	4,141	*
Richard J. Dobkin	22,044	*
Norman E. Johnson	1,797	*

III-1

William W. McCarten	3,182	*
Martha M. Mitchell	23,208	*
Coleman H. Peterson	3,182	*
Andrea M. Weiss	19,122	*

All executive officers and directors as a group (18 persons)	280,971	1.2%

*	Less than one percent.

(1)	Includes the following number of shares of restricted stock and shares subject to options exercisable by the named holders within 60 days:

Edward A. Greene	1,000
Thomas H. Barr	2,141
James W. Bradford	2,505
Glenn A. Davenport	2,141
Richard J. Dobkin	5,454
Norman E. Johnson	1,797
William W. McCarten	1,454
Martha M. Mitchell	6,454
Coleman H. Peterson	1,454
Andrea M. Weiss	6,454

All executive officers and directors as a group (18)	31,687

The shares of restricted stock described in this note are considered outstanding for the purpose of computing the percentage of outstanding Cracker Barrel common stock owned by each named individual and by the group. They are not considered outstanding for the purpose of computing the percentage ownership of any other person.

III-2

IMPORTANT

Your vote is important.  No matter how many Shares you own, please vote your proxy FOR the election of Biglari’s Nominees, FOR the Special Dividend Proposal and AGAINST the Say on Pay Proposal by taking three steps:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

●	You may also vote by Internet or telephone by following the instructions on the enclosed voting form or proxy card.

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Alliance Advisors LLC at the address set forth below.

ALLIANCE ADVISORS LLC 200 Broadacres Drive, 3rd Floor Bloomfield, NJ 07003 Banks and Brokers Call Collect: (973) 873-7721 Shareholders Call TOLL-FREE: (855) 976-3332

PRELIMINARY COPY - SUBJECT TO COMPLETION
DATED OCTOBER 2, 2013

GOLD PROXY CARD

CRACKER BARREL OLD COUNTRY STORE, INC.

2013 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF BIGLARI CAPITAL CORP., THE LION FUND II, L.P., STEAK N SHAKE OPERATIONS, INC., SARDAR BIGLARI AND PHILIP L. COOLEY (COLLECTIVELY, “BIGLARI”)

THE BOARD OF DIRECTORS OF CRACKER BARREL OLD COUNTRY STORE, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Sardar Biglari attorney and agent with full power of substitution to vote all shares of common stock of Cracker Barrel Old Country Store, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2013 Annual Meeting of Shareholders of the Company scheduled to be held on November 13, 2013 at 10:00 a.m. Central Time at 305 Hartmann Drive, Lebanon, Tennessee 37087 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorney and proxy, his substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or his substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Biglari Capital Corp. a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 3 AND 5, “AGAINST” PROPOSAL 2 AND “ABSTAIN” ON PROPOSAL 4.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE

(Continued, and to be marked, dated and signed on the other side)

The Proxy Statement is available at:
www.enhancecrackerbarrel.com/proxy

GOLD PROXY CARD

PROXY VOTING INSTRUCTIONS

Please have your 11 digit control number ready when voting by Internet or Telephone

THERE ARE THREE WAYS TO VOTE: BY INTERNET, TELEPHONE OR MAIL

Internet and telephone voting is available 24 hours a day, 7 days a week through 11:59 PM Eastern Time the day prior to the annual meeting date.  Your Internet or telephone vote authorizes the named proxy to vote your shares in the same manner as if you marked, signed and returned your proxy card.

1.	INTERNET. Vote Your Proxy on the Internet: Go to www.cesvote.com. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

2.
TELEPHONE.  Vote Your Proxy by Phone:  Call Toll-Free 1 (888) 693-8683.  Use any touch-tone telephone to vote your proxy.  Have your proxy card available when you call.  Follow the voting instructions to vote your shares.

3.	MAIL. Vote Your Proxy by Mail: Mark, sign and date your proxy card, then detach it, and return it in the postage-paid envelope provided.

 PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED 

[X] Please mark your vote like this

BIGLARI RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1.

1.	BIGLARI’S PROPOSAL TO ELECT DIRECTORS:

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT

Nominees:	1. Sardar Biglari 2. Philip L. Cooley	[ ]	[ ]	[ ]

We intend to use this proxy to vote (i) “FOR” Mr. Biglari and Dr. Cooley and (ii) “FOR” the candidates who have been nominated by the Company to serve as directors other than ______________ and ______________, for whom we are NOT seeking authority to vote for and WILL NOT exercise any such authority.  The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our nominees are elected.

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares will be voted for the remaining nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name(s) of the nominee(s) below.

_______________________________________________________________

BIGLARI RECOMMENDS A VOTE “AGAINST” PROPOSAL 2.

		FOR	AGAINST	ABSTAIN
2.	THE COMPANY’S PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS:	☐	☐	☐

		FOR	AGAINST	ABSTAIN
3.	THE COMPANY’S PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2014 FISCAL YEAR:	☐	☐	☐
		FOR	AGAINST	ABSTAIN
4.	A SHAREHOLDER PROPOSAL BY THE HUMANE SOCIETY OF THE UNITED STATES REGARDING CERTAIN ANIMAL WELFARE POLICIES OF THE COMPANY:	☐	☐	☐

BIGLARI RECOMMENDS A VOTE “FOR” PROPOSAL 5.

		FOR	AGAINST	ABSTAIN
5.	AN ADVISORY VOTE ON BIGLARI’S PROPOSAL THAT THE BOARD DECARE AND THE COMPANY PAY A SPECIAL CASH DIVIDEND OF $20.00 PER SHARE TO ALL SHAREHOLDERS:	☐	☐	☐

DATED:	, 2013

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.